Ivecon Corporation

5113 Central Avenue

St. Petersburg, Florida 33710

Phone: (727) 410-5858

October 11, 2006

Mr. John Reynolds, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re: Ivecon Corporation

Request for Accelerated Effectiveness

File No. 333-133545

Dear Mr. Reynolds:

Having received no further comments from Ms. Goldie B. Walker, Financial Analyst for the Securities and Exchange Commission from our most recent SB-2 filing on August 28, 2006 and being advised that we may request accelerated effectiveness we herewith file this request.

Please consider this our request for accelerated effectiveness for the above named company, Ivecon Corporation. By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of October 16, 2006 at 4:00 p.m. This date and time have been selected to permit the S.E.C. any further review and upon filing of the appropriate request.  We have filed an 8-A12G to register our stock under the Securities and Exchange Act so we can begin to file regular reports in accordance with the Securities Act of 1933, as amended and the Securities and Exchange Act of 1934.

Should you have any questions please do not hesitate to call me at (727) 410-5858.

Sincerely,

/s/ JAY D. SOLOMON

     Jay D. Solomon

     President